UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on August 11, 2025: EuroDry Ltd. Reports Results for the Quarter and Six-Month Period Ended June 30, 2025.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 12, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter and Six-Month Period Ended June 30, 2025

Athens, Greece – August 11, 2025 – EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three- and six-month periods ended June 30, 2025.

Second Quarter 2025 Highlights:

•

Total net revenues for the quarter of $11.3 million.

•

Net loss attributable to controlling shareholders, of $3.1 million or $1.12 loss per share basic and diluted.

•

Adjusted net loss1 attributable to controlling shareholders for the quarter of $3.0 million or $1.10 loss per share basic and diluted.

•

Adjusted EBITDA1 for the quarter was $1.9 million.

•

An average of 12.0 vessels were owned and operated during the second quarter of 2025 earning an average time charter equivalent rate of $10,428 per day.

•

To date, about $5.3 million has been used to repurchase 334,674 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022. The Board approved the continuation of the Program for a further year in August 2024 and 2025, respectively, and will review it again after a period of twelve months.

•

The Company also will publish its 2024 Sustainability/ESG Report tomorrow, August 12, 2025, which will be available at its website:

           (http://www.eurodry.gr/company/sustainability.html)

First Half 2025 Highlights:

•

Total net revenues of $20.5 million.

•

Net loss attributable to controlling shareholders was $6.8 million or $2.47 loss per share basic and diluted.

•

Adjusted net loss1 attributable to controlling shareholders for the period was $8.7 million or $3.17 adjusted loss per share basic and diluted1.

•

Adjusted EBITDA1 of $0.9 million.

•

An average of 12.4 vessels were owned and operated during the first half of 2025 earning an average time charter equivalent rate of $8,761 per day.

1Adjusted EBITDA, Adjusted net loss attributable to controlling shareholders and Adjusted loss per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented: “During the second quarter of 2025 the drybulk market recovered a bit but the rebound was not sufficient to return the company to profitability. In July 2025, the market remained strong approaching the breakeven rate level of our fleet before giving up some of the gains in early August, a month, though, which is traditionally seasonally weak. If the present level of rates is maintained during August and, more so, if it improves, as usually happens during September, we would expect to have a better third quarter in terms of financial results as all our vessels are employed in short-term charters or linked to market index levels.

“The near-term outlook is dependent on the geopolitical and overall macroeconomic developments with the effect of the US imposed tariffs and the countermeasures taken by other countries being at the forefront of the uncertainty on the demand side. In addition, the recent attacks on two bulk carriers in Red Sea only increase the uncertainty and, generally, help higher demand for vessels as even fewer owners and operators would be crossing the area following the attacks.

“As discussed in previous presentations of our chartering strategy, we have kept our vessels on short term charters when rates were low and at non-profitable levels. However, if the markets improve further, we will consider entering into year-long charters (physical or through FFA’s) for a portion of our fleet to lock-in positive cash flow. At the same time, we are looking at renewal opportunities of our elder vessels and financing options that could allow us to expand our fleet in accretive ways.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the second quarter of 2025 were weaker compared to the second quarter of 2024 as a result of the lower time charter equivalent rates our vessels earned, and the decreased average number of vessels operated during the second quarter of 2025 compared to the same period of 2024. The time charter equivalent rates for the second quarter of 2025 were lower by 27.7% on average compared to the time charter equivalent rates our vessels earned in the second quarter of 2024.

“Daily vessel operating expenses, including management fees, but excluding dry-docking costs, averaged $6,785 per vessel per day during the second quarter of 2025 as compared to $6,396 per vessel per day for the same quarter of last year, and $6,685 per vessel per day for the first half of 2025 as compared to $6,289 per vessel per day for the same period of 2024. The main reason for this increase is the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period.  General and administrative expenses averaged $754 per vessel per day during the second quarter of 2025 as compared to $666 per vessel per day for the same quarter of last year, and $734 per vessel per day for the first half of 2025 as compared to $675 per vessel per day for the same period of 2024. This increase is explained by the allocation of expenses of approximately the same levels in the respective three-month and six-month periods, to a decreased number of vessels in the three months and six months ended June 30, 2025.

“Adjusted EBITDA during the second quarter of 2025 was $1.9 million compared to $5.0 million in the second quarter of last year.

“As of June 30, 2025, our outstanding debt (excluding the unamortized loan fees) was $102.1 million, while unrestricted and restricted cash was $11.4 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $12.7 million.”

Second Quarter 2025 Results:

For the second quarter of 2025, the Company reported total net revenues of $11.3 million representing a 35.3% decrease over total net revenues of $17.4 million during the second quarter of 2024 which was the result of the lower time charter rates our vessels earned, and the decreased average number of vessels operated during the second quarter of 2025 compared to the same period of 2024. On average, 12.0 vessels were owned and operated during the second quarter of 2025 earning an average time charter equivalent rate of $10,428 per day compared to 13.0 vessels in the same period of 2024 earning on average $14,427 per day.

For the second quarter of 2025, voyage expenses, net amounted to $0.8 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time, as compared to $2.2 million in the same period of 2024. Vessel operating expenses decreased to $6.3 million for the second quarter of 2025 from $6.6 million in the same period of 2024. The decrease is mainly attributable to the decreased number of vessels operating in the second quarter of 2025 compared to the corresponding period in 2024.

Depreciation expense for the second quarter of 2025 was $3.2 million compared to $3.5 million for the same period of 2024 as a result of the lower number of vessels owned and operated in the second quarter of 2025.

Related party management fees for the period were $1.1 million compared to $1.0 million for the same period of 2024, due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros and the unfavorable movement of the euro/dollar exchange rate, partly offset by the lower number of vessels owned and operated in the respective period.

General and administrative expenses for the second quarter of 2025 were $0.8 million remaining at the same level as compared to the second quarter of 2024.

During the second quarter of 2025, one vessel completed its intermediate survey in water and another one commenced her special survey with dry-dock in order to complete it during the third quarter of 2025, for a total cost of $0.4 million. During the second quarter of 2024, there was one vessel that completed its special survey and another two commenced their special survey with dry-dock in order to complete it during the third quarter of 2024, for a total cost of $1.9 million.

Interest and other financing costs for the second quarter of 2025 amounted to $1.7 million compared to $2.0 million for the same period of 2024. Interest expense during the second quarter of 2025 was lower mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the second quarter of 2025, as compared to the same period of last year.

For the three months ended June 30, 2025, the Company recognized a $0.06 million unrealized loss and a $0.03 million realized gain on one interest rate swap. The results for the second quarter of 2024 include an unrealized gain of $0.04 million and a realized gain of $0.05 million on an interest rate swap contract.

The Company reported a net loss for the period of $3.1 million and a net loss attributable to controlling shareholders of $3.07 million, as compared to a net loss of $0.3 million and a net loss attributable to controlling shareholders of $0.4 million for the same period of 2024. The net loss attributable to the non-controlling interest of $0.04 million in the second quarter of 2025 represents the loss attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the second quarter of 2025 was $1.9 million compared to $5.0 million achieved during the second quarter of 2024.

Basic and diluted loss per share attributable to controlling shareholders for the second quarter of 2025 was $1.12 calculated on 2,737,297 basic and diluted weighted average number of shares outstanding, compared to loss per share of $0.15 calculated on 2,710,413 basic and diluted weighted average number of shares outstanding for the second quarter of 2024.

Excluding the effect on the net loss attributable to controlling shareholders for the quarter of the unrealized (gain) / loss on derivatives, the adjusted loss attributable to controlling shareholders for the quarter ended June 30, 2025 would have been $1.10 per share basic and diluted, compared to adjusted loss of $0.17 per share basic and diluted, for the quarter ended June 30, 2024. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Half 2025 Results:

For the first half of 2025, the Company reported total net revenues of $20.5 million representing a 35.7% decrease over total net revenues of $31.9 million during the first half of 2024, which was the result of the lower time charter rates our vessels earned, and the decreased average numbers of vessels operated during the first half of 2025 compared to the same period of 2024. On average, 12.4 vessels were owned and operated during the first half of 2025 earning an average time charter equivalent rate of $8,761 per day compared to 13.0 vessels in the same period of 2024 earning on average $13,452 per day.

For the first half of 2025, Voyage expenses, net, were $2.5 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time. For the same period of 2024, voyage expenses, net were $3.7 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time.

Vessel operating expenses were $12.8 million for the first half of 2025, remaining at the same level as compared to $12.8 million for the first half of 2024.

Depreciation expense for the first half of 2025 was $6.4 million compared to $6.9 million during the same period of 2024, mainly due to the lower number of vessels operating in the first half of 2025 compared to the same period of 2024.

Related party management fees for the first half of 2025 were slightly increased to $2.2 million from $2.1 million for the same period of 2024 due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period, partly offset by the lower average number of vessels owned and operated in the six month period of 2025.

General and administrative expenses for the first half of 2025, remained at the same level of $1.6 million as compared to the corresponding period in 2024.

During the first half of 2025 one vessel completed its intermediate survey in water and another one commenced her special survey with dry-dock in order to complete it during the third quarter of 2025, for a total cost of $0.4 million. During the first half of 2024 three of our vessels completed their special survey with drydocking and another two commenced their special surveys with dry-dock in order to complete them during the third quarter of 2024, for a total cost of $3.7 million.

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million

Interest and other financing costs for the first half of 2025 amounted to $3.5 million compared to $4.1 million for the same period of 2024. This decrease is mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the first half of 2025, as compared to the same period of last year.

For the six months ended June 30, 2025, the Company recognized a $0.1 million realized gain and a $0.2 million unrealized loss on one interest rate swap. For the six months ended June 30, 2024, the Company recognized a $0.1 million realized gain and a $0.2 million unrealized gain on one interest rate swap and a $0.3 million gain on FFA contracts.

The Company reported a net loss for the period of $7.1 million and a net loss attributable to controlling shareholders of $6.8 million, as compared to a net loss of $2.2 million and a net loss attributable to controlling shareholders of $2.2 million, for the first half of 2024. The net loss attributable to the non-controlling interest of $0.3 million in the first half of 2025 represents the loss attributable to the 39% ownership of the Partnership.

Adjusted EBITDA for the first half of 2025 was $0.9 million compared to $7.1 million achieved during the first half of 2024.

Basic and diluted loss per share attributable to controlling shareholders for the first half of 2025 was $2.47, calculated on 2,737,297 basic and diluted weighted average number of shares outstanding compared to loss per share of $0.81, calculated on 2,721,952 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net loss attributable to controlling shareholders for the first half of the year of the unrealized (gain) / loss on derivatives and the net gain on sale of a vessel, the adjusted loss attributable to controlling shareholders for the six-month period ended June 30, 2025, would have been $3.17 per share basic and diluted, compared to adjusted loss of $1.35 per share basic and diluted, respectively, for the six-month period ended June 30, 2024. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until Oct-25	$17,000 plus a GBB(****) of $700,000
XENIA	Kamsarmax	82,019	2016	TC until Sep-25	$17,250 plus a GBB(****) of $725,000
ALEXANDROS P.	Ultramax	63,127	2017	TC until Aug-25	$29,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Aug-25	$15,300
YANNIS PITTAS	Ultramax	63,243	2014	TC until Oct-25	Hire 115% of the Average Baltic Supramax S10TC index(**)
MARIA***	Ultramax	63,153	2015	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
GOOD HEART	Ultramax	62,996	2014	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until May-26	Hire 101% of the Average Baltic Supramax S10TC index(**)
EIRINI P	Panamax	76,466	2004	TC until Sep-25	$14,650
SANTA CRUZ	Panamax	76,440	2005	TC until Sep-25	$12,000
STARLIGHT	Panamax	75,611	2004	TC until Aug-25	$10,500
BLESSED LUCK	Panamax	76,704	2004	TC until Aug-25	$12,000
Total Dry Bulk Vessels	12	842,886

Vessels under construction	Type	Dwt	To be delivered
SBC XY164	Ultramax	63,500	Q2 2027
SBC XY166	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date

(**)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

(****)

Gross Ballast Bonus.

Summary Fleet Data:

	3 months, ended June 30, 2024	3 months, ended June 30, 2025	6 months, ended June 30, 2024	6 months, ended June 30, 2025
FLEET DATA
Average number of vessels (1)	13.0	12.0	13.0	12.4
Calendar days for fleet (2)	1,183.0	1,092.0	2,366.0	2,247.0
Scheduled off-hire days incl. laid-up (3)	38.5	8.1	91.0	8.1
Available days for fleet (4) = (2) - (3)	1,144.5	1,083.9	2,275.0	2,238.9
Commercial off-hire days (5)	4.5	-	4.5	18.1
Operational off-hire days (6)	7.4	7.3	28.8	18.8
Voyage days for fleet (7) = (4) - (5) - (6)	1,132.6	1,076.6	2,241.7	2,202.0
Fleet utilization (8) = (7) / (4)	99.0%	99.3%	98.5%	98.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.6%	100.0%	99.8%	99.2%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.4%	99.3%	98.7%	99.2%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	14,427	10,428	13,452	8,761
Vessel operating expenses excl. drydocking expenses (12)	6,396	6,785	6,289	6,685
General and administrative expenses (13)	666	754	675	734
Total vessel operating expenses (14)	7,062	7,539	6,964	7,419
Drydocking expenses (15)	1,617	322	1,555	187

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, August 11, 2025 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13755322. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast - Slides Presentation: There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2025, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2024	2025	2024	2025

Revenues
Time charter revenue	18,497,005	12,014,917	33,818,790	21,801,044
Commissions	(1,059,174)	(736,894)	(1,956,314)	(1,314,020)
Net revenues	17,437,831	11,278,023	31,862,476	20,487,024

Operating expenses
Voyage expenses, net	2,156,887	788,159	3,664,404	2,509,350
Vessel operating expenses	6,560,345	6,280,377	12,793,704	12,838,729
Drydocking expenses	1,913,278	351,316	3,678,908	419,473
Vessel depreciation	3,456,863	3,215,286	6,898,931	6,430,572
Related party management fees	1,005,688	1,129,148	2,086,682	2,182,187
General and administrative expenses	788,300	823,767	1,597,248	1,648,591
Net gain on sale of vessel	-	-	-	(2,083,596)
Total Operating expenses	15,881,361	12,588,053	30,719,877	23,945,306

Operating income / (loss)	1,556,470	(1,310,030)	1,142,599	(3,458,282)

Other income / (expenses)
Interest and other financing costs	(2,020,838)	(1,740,066)	(4,090,743)	(3,527,620)
Gain / (loss) on derivatives, net	90,063	(28,589)	633,606	(114,962)
Foreign exchange gain / (loss)	8,503	(35,856)	10,069	(34,763)
Interest income	32,323	7,944	61,551	22,859
Other expenses, net	(1,889,949)	(1,796,567)	(3,385,517)	(3,654,486)
Net loss	(333,479)	(3,106,597)	(2,242,918)	(7,112,768)
Net (income) / loss attributable to non-controlling interest	(77,858)	35,421	50,079	338,575
Net loss attributable to controlling shareholders	(411,337)	(3,071,176)	(2,192,839)	(6,774,193)
Loss per share attributable to controlling shareholders, basic and diluted	(0.15)	(1.12)	(0.81)	(2.47)
Weighted average number of shares, basic and diluted	2,710,413	2,737,297	2,721,952	2,737,297

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	June 30, 2025

ASSETS
Current Assets:
Cash and cash equivalents	6,711,327	6,206,706
Trade accounts receivable, net	8,433,076	5,191,917
Other receivables	1,112,856	1,218,685
Inventories	2,097,083	1,804,218
Restricted cash	1,587,268	1,615,047
Derivative	120,675	93,682
Prepaid expenses	474,488	636,811
Asset held for sale	2,789,715	-
Total current assets	23,326,488	16,767,066

Fixed assets:
Advances for vessels under construction	7,188,614	7,190,117
Vessels, net	185,465,570	179,124,232
Long-term assets:
Restricted cash	3,610,000	3,550,000
Derivative	144,523	-
Total assets	219,735,195	206,631,415

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	11,810,351	12,408,703
Trade accounts payable	2,668,490	2,321,670
Accrued expenses	3,854,066	2,296,632
Deferred revenue	247,294	495,986
Due to related companies	181,014	855,192
Total current liabilities	18,761,215	18,378,183

Long-term liabilities:
Long term bank loans, net of current portion	95,381,535	88,878,196
Derivative	-	11,109
Total long-term liabilities	95,381,535	88,889,305
Total liabilities	114,142,750	107,267,488

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,826,697 issued and outstanding, respectively)	28,266	28,266
Additional paid-in capital	67,751,242	68,245,492
Retained earnings	28,958,375	22,184,182
Total EuroDry Ltd. common shareholders’ equity	96,737,883	90,457,940
Non-controlling interest	8,854,562	8,905,987
Total shareholders' equity	105,592,445	99,363,927
Total liabilities and shareholders' equity	219,735,195	206,631,415

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2024	2025

Cash flows from operating activities:
Net loss	(2,242,918)	(7,112,768)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	6,898,931	6,430,572
Net gain on sale of vessel	-	(2,083,596)
Amortization and write off of deferred charges	130,042	140,013
Share-based compensation	469,056	494,250
Unrealized (gain) / loss on derivatives	(1,479,016)	182,625
Changes in operating assets and liabilities	(22,227)	2,336,593
Net cash provided by operating activities	3,753,868	387,689

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(672,716)	(88,023)
Net proceeds from sale of vessel	-	4,819,195
Cash paid for vessels under construction	-	(703)
Net cash (used in) / provided by investing activities	(672,716)	4,730,469

Cash flows from financing activities:
Contributions made by non-controlling shareholders	-	390,000
Cash paid for share repurchases	(974,070)	-
Repayment of long-term bank loans	(6,750,000)	(6,045,000)
Net cash used in financing activities	(7,724,070)	(5,655,000)

Net decrease in cash, cash equivalents and restricted cash	(4,642,918)	(536,842)
Cash, cash equivalents and restricted cash at beginning of period	14,099,593	11,908,595
Cash, cash equivalents and restricted cash at end of period	9,456,675	11,371,753

  Cash breakdown

Cash and cash equivalents	4,408,348	6,206,706
Restricted cash, current	1,478,327	1,615,047
Restricted cash, long term	3,570,000	3,550,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	9,456,675	11,371,753

EuroDry Ltd.

Reconciliation of Net loss

to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2025	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
Net loss	(333,479)	(3,106,597)	(2,242,918)	(7,112,768)
Interest and other financing costs, net (incl. interest income)	1,988,515	1,732,122	4,029,192	3,504,761
Vessel depreciation	3,456,863	3,215,286	6,898,931	6,430,572
Unrealized gain on Forward Freight Agreement derivatives	-	-	(1,287,720)	-
(Gain) / loss on interest rate swap derivative	(90,063)	28,589	(300,703)	114,962
Net gain on sale of vessel	-	-	-	(2,083,596)
Adjusted EBITDA	5,021,836	1,869,400	7,096,782	853,931

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, unrealized gain on Forward Freight Agreement derivatives (“FFAs”), gain / (loss) on interest rate swap derivative and net gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized gain on FFAs, (gain) / loss on interest rate swap derivative, depreciation and net gain on sale of vessel. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in shipping or other industries.

EuroDry Ltd.

Reconciliation of Net loss attributable to controlling shareholders to Adjusted net loss attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2025	Six Months Ended June 30, 2024	Six Months Ended June 30, 2025
Net loss attributable to controlling shareholders	(411,337)	(3,071,176)	(2,192,839)	(6,774,193)
Unrealized (gain) / loss on derivatives	(36,024)	57,402	(1,479,016)	182,625
Net gain on sale of vessel	-	-	-	(2,083,596)
Adjusted net loss attributable to controlling shareholders	(447,361)	(3,013,774)	(3,671,855)	(8,675,164)
Adjusted loss per share attributable to controlling shareholders, basic and diluted	(0.17)	(1.10)	(1.35)	(3.17)
Weighted average number of shares, basic and diluted	2,710,413	2,737,297	2,721,952	2,737,297

Adjusted net loss attributable to controlling shareholders and Adjusted loss per share  attributable to controlling shareholders Reconciliation:

EuroDry Ltd. considers Adjusted net loss attributable to controlling shareholders, to represent net loss before net gain on sale of vessel and unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives and net gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders do not represent and should not be considered as an alternative to net loss attributable to controlling shareholders or loss per share attributable to controlling shareholders, as determined by GAAP. The Company's definition of Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders may not be the same as that used by other companies in shipping or other industries. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 12 vessels, including 4 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 12 drybulk carriers have a total cargo capacity of 842,886 dwt. After the delivery of two Ultramax vessels in 2027, the Company’s fleet will consist of 14 vessels with a total carrying capacity of 969,886 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com